Exhibit 99.63

VERSES

VERSES AI CEO & Founder to Participate in Upcoming Conferences

Lytham Partners Fall 2023 Investor Conference, Tuesday Oct 17th

ThinkEquity 2023 Conference, Thursday Oct 19th in NYC

VANCOUVER, British Columbia, Oct. 16, 2023 -- VERSES AI Inc. (CBOE:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of artificial intelligence, announces today that Gabriel René, VERSES CEO & Founder, will be participating in the following investor conferences.

Tuesday, October 17, 2023: Lytham Partners Fall 2023 Investor Conference

Webcast Link: VERSES webcast presentation will be available for viewing at 7:00am ET on Tuesday, October 17, 2023, at https://wsw.com/webcast/lytham9/vers.ne/2472744. The webcast will also be archived and available for replay.

1x1 Meetings

To arrange a meeting, please contact Lytham Partners at 1x1@lythampartners.com or register at: https://www.lythampartners.com/fall2023invreg.

Thursday, October 19, 2023: ThinkEquity Conference at the Mandarin Oriental, New York

Webcast Link: VERSES webcast presentation will be available for viewing at 12:00pm ET on Thursday, October 19, 2023, at https://wsw.com/webcast/tep24/vrssf/1849260. The replay of this presentation will be available at the link above for 360 days.

About VERSES

VERSES is a cognitive computing company specializing in next-generation artificial intelligence solutions. Our flagship offering, Genius™, is inspired by natural systems and human cognition. Genius can adapt, learn and integrate with the Institute of Electrical and Electronics Engineers' open spatial web standard P2874. Key features of Genius™ include generalizability, spatial web standards integration, predictive queries, real-time adaptation and an automated computing network. Built on open standards, Genius^{T} transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn and Twitter.

About The Lytham Partners Investor Conference

The Lytham Partners Investor Conference Series creates value for small cap companies through virtual connections with high-quality institutional investors. Our events include virtual 1×1 meetings, webcast presentations, engaging fireside chats and panels on special topics within the industry. For more information please visit: https://lythampartners.com/

About ThinkEquity

ThinkEquity is a boutique investment bank created by experienced professionals that have worked together for over a decade, collectively financing over $50 billion of public and private capital raises, restructurings, and mergers and acquisitions. The ThinkEquity model is built around the client's needs, no matter how complicated or around the clock attention required, and to identify solutions that help them to create value for their investors. For more information visit ThinkEquity.

On behalf of the Company
Eric Holder, Director of Communications, VERSES AI Inc. press@verses.ai

Investor Relations Inquiries

U.S. Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada Leo Karabelas, Focus Communications, President, info@fcir.ca